HollySys

Hollysys Automation Technologies (NASDAQ: HOLI)



July 2011

Safe Harbor

HollySys

This presentation may contain forward-looking statements within the meaning of the private securities litigation reform act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Hollysys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; as well as other relevant risks detailed in Hollysys' filings with the securities and exchange commission. The information set forth herein should be read in light of such risks. Hollysys does not assume any obligation to update the information contained in this presentation or filings.

*** All $ amounts in this presentation are in USD unless otherwise noted**

Corporation Overview

HollySys

Market Data	NASDAQ: HOLI Approximately 55MM shares outstanding
History	Founded in 1993 The leading provider of automation & control technologies in China
Operation	Headquartered in Beijing; Nationwide presence in 40 cities 2 manufacturing facilities
Offerings	Proprietary technologies and products tailored to Industrial, Rail, Subway, and Nuclear industries
Headcounts	3000 employees nationwide 800 in R&D
Financials	Fiscal 2011 Guidance (June 30, 2011): Revenue $ 255-259 MM; Net income $41-42 MM

Market Leadership Position - Business Overview

HollySys

China's Leading Developer and Provider of Automation and Control Technologies

Business Sectors	Major Products	Gross Margin	Revenue (FY10)
Industrial Automation	Customized Total Solution Bolstered by: -DCS (Distributed control system) -PLC (Programmable logic controller)	30-35%	57%
High-Speed Railway	TCC (Train control center) ATP (Automatic Train Protection)	40%	18%
Subway Automation	SCADA (Surveillance Control and Data Acquisition) Subway Signaling System	15%-20%	19%
Nuclear Automation	HOLLiAS NMS - safety control for nuclear conventional island	60%	6%

中国创造　世界品质

From China with Global Standard

Market Leadership Position - Industrial Automation

HollySys

Increased Market Share and Potential Market Consolidator

- **Offerings:**
  Proprietary technologies in solutions, hardware and software design, manufacture and installation for process automation and manufacturing automation
  - Customized total solution bolstered by proprietary products: DCS; PLC
- **Selected Clients:**

State-Owned Enterprises	中国石油天然气集团公司 CHINA NATIONAL PETROLEUM CORPORATION; 中国石油化工集团公司; 中国大唐集团公司 China Datang Corporation; 神华国华电力 SHENHUA GUOHUA POWER; 中国华能集团公司 CHINA HUANENG GROUP; 中国华电集团公司 CHINA HUADIAN CORPORATION
Multinational Corporations	BASF The Chemical Company; POLYNT; BOSCH
Other Companies	武汉凯迪电力股份有限公司 WUHAN KAIDI ELECTRIC POWER CO. LTD.





- **Market Position:**
  - 1700 customers and finished 8000 projects
  - 10.6% of China Industrial automation market share
- **Main Competitors:**
  - Multinational companies: ABB, Siemens, Emerson
  - Local company: Supcon

Privileged Position Ensures Leading Share in Railway Build-out

- **Offerings:**
  - Design & manufacture state-of-the-art railway signaling systems of on-board ATP and ground control TCC.
  - Provide a well integrated control for the train operation and provide full protection and safety for the high-speed railway traffic.
- **Client:** China's Ministry of Railways (MOR)


中华人民共和国铁道部



- **Market Position:**
  - 1 of the only 2 qualified providers in 300-350km/h segment
  - 50% of 200-250km/h ATP Market
- **Main Competitors:**
  - China Railway Signal & Communication Corp. (CRSC).

Market Leadership Position - Subway Automation

Market Dominance to be Continued in the Market Expansion

- **Offerings:**
  - Integrated supervision & control technology for the urban mass transit and subway.
  - Integrates and interconnects automation subsystems to the same software platform, providing unified monitoring and interactive control.
  - Proprietary technology and products in subway signaling field under development, pioneering all other domestic suppliers.
Clients: Subway	**Beijing, Shanghai, Shenzhen, Guangzhou**
	北京地铁 Beijing Subway; Shanghai Metro; 深圳地铁 SHENZHEN METRO; 广州地铁 Guangzhou Metro



- **Market Position:**
  - The leading SCADA system supplier for Subway Automation
- **Main Competitor:**
  - Nanjing Automation Research Institute (NARI)

Market Leadership Position - Nuclear Plant Automation

HollySys

Well-Positioned to Participate in China's Nuclear Build-Out

- **Offerings:**
  - Proven proprietary nuclear power plant control systems.
  - Engineering design, procurement, integration, installation, support, and specialized services for the safe, reliable, and economical operation of the nuclear power plant



- **Clients (nuclear stations):**
  - Qin Shan I/II/III
  - Da Yawan
  - Ling Ao
  - Tian Wan
  - Hong Yanhe
  - Ning De
- **Market Position:**
  - The only proven domestic company to supply control systems to nuclear power automation market in China
  - 50/50 J/V with the China's largest nuclear station operator: China Guangdong Nuclear Power Holdings Corporation (CGNPC)
- **Main Competitors:**
  - SIEMENS/AREVA

Market Leadership Position

HollySys

Established Brand Name and Recognition

- 1700 customers, 8000 successfully implemented projects
- Industry leading automation and control brand name
- Serving a broad customer base for industrial, railway, subway, and nuclear

Partners with Industry Giants and Government Authorities

- JV with China Guangdong Nuclear Power Holding Corp
- Working closely with China's MOR
- Partnership with ShenHua Group

Market Leadership

Strong R & D Capabilities

- Wide range of core technologies covering
  - safety systems,
  - process control system platform
  - embedded control platform
- Various industry solutions with expertise
- 800 R&D engineers

Leading Position in Fast Growing Segments

- Industrial automation
- High speed rail and Subway automation
- Nuclear power automation

Experienced & Accomplished Management

HollySys

Name	Title	Industry Experience	Background
Changli Wang	Chairman & CEO	22+ Years	• Pioneer in automation and control technologies in China • Ph.D. in Automation from Lancaster University in the UK
Peter Li	CFO	20+ Years	•CFO for Yucheng Technologies (NASDAQ: YTEC) • Internal Controller for Lenovo Group • C.G.A of Canada • Master degree from University of Toronto

Senior management holds approximately 30% of total outstanding shares

Management Interest Aligned with Shareholders; Commitment to Long Term Growth

Solid Financial Performance
-Revenue & Net Income Analysis

HollySys

Improved Business Fundamentals Delivering Robust Financial Performance



Revenue ($MM)
CAGR: 28.7%
300
250
200
150
100
50
0
121.5
157.5
174.1
259.0
FYE 2008
FYE 2009
FYE 2010
FYE 2011 (Guided)



Non- GAAP Net Income ($MM)
CAGR: 31.0%
50
40
30
20
10
0
18.7
25.7
26.2
42.0
FYE 2008
FYE 2009
FYE 2010
FYE 2011 (Guided)

Solid Financial Performance - Revenue Breakdown Analysis

HollySys

Rejuvenated Growth in Industrial Automation Driven by Total Solution Approach Bolstered by Proprietary Products

Industrial Automation Revenue ($MM)



CAGR: 9.7%
71.4
77.9
81.5
94.2
100
80
60
40
20
0
FYE 2007
FYE 2008
FYE 2009
FYE 2010

Industrial Automation Revenue ($MM)



28.5%
70.2
90.2
100
80
60
40
20
0
Nine months ended March 31,2010
Nine months ended March 31,2011

Solid Financial Performance - R&D Expense Analysis

HollySys

Continued R&D Investment Ensuring Hollysys' Future Industry Leadership

Research and Development Expense ($MM)



CAGR: 85.7%
3.8
8.8
13.1
15
10
5
0
FYE 2008
FYE 2009
FYE 2010

Research and Development Expense ($MM)



58.8%
9.2
14.6
15
10
5
0
Nine months ended March 31,2010
Nine months ended March 31,2011

Solid Financial Performance - Backlog

HollySys

Strong Backlog Supporting the Continuous Robust Financial Performance

Backlog Year-over-Year Analysis					
	2011-3-31		2010-3-31		
	$	% to Total Backlog	$	% to Total Backlog	% Change
Industrial	91.5	32.60%	62.7	25.90%	45.90%
High-speed Rail	102.9	36.60%	53.8	22.20%	91.30%
Subway	71.7	25.50%	115	47.40%	(37.70%)
Nuclear	14.8	5.30%	10.8	4.50%	36.50%
Total	**280.9**	**100.00%**	**242.3**	**100.00%**	**15.90%**

Solid Financial Performance - Key Financial Indicators

HollySys

Continuous Improvement of Financial and Operational Management to Support Hollysys' Growth Strategies

(In $MM)	Three Months ended		
	March 31, 2011	March 31, 2010	March 31, 2009
Cash on Hand	95.9	119.9	106.2
Backlog	280.9	242.3	177.7
DSO	156Days	192Days	250Days
Inventory Turnover	101Days	94Days	136Days

Growth Strategy
- To Capitalize on the Macro Trend

HollySys

Striving To Be a World Leading Automation System Provider by Total Solution Positioning and International Market Expansion

Total Solution

Customized Integrated System
- Proprietary products
- OEM
- 3rd Party ancillary products

+

Market Expansion

Domestic market

International markets

=

World Leading Automation Systems Provider

Growth Strategy
- To Capitalize on the Macro Trend

HollySys

Macro Trend

◆ **China's Demographic Change Will Reshape the Whole Society for the Next 10 Years**

- *The shortage of labor and the fast growing labor cost will force every industry to utilize automation systems to replace manual workers*

◆ **The Environmental concerns continue to be heightened in decision makers' mind**

- *Energy conservation*
- *Lower carbon dioxide emission*
- *Waste water processing*

◆ **China's high speed rail and subway build-out will continue for the next 10 years as China's economic development & urbanization unfolds**

Strategies

◆ **Enlarge the Service Team, Deploy Them Around Customers and Enhance The Service Capabilities**

- *Service network deployment*
- *Dedicated solutions with expertise*
- *Embedded systems to automate manufacturing process and equipments to replace manual workers*

◆ **Dedicated customized solutions**

Customized control system for industrial process to reduce energy consumption, and enable waste heat recycling process

- *Alternative energies: Nuclear power, wind power etc.*
- *water process*

◆ **Work closely with MOR on continued privileged leading position with almost guaranteed market share.**

◆ **Work with municipal governments through enhanced system functionalities of proprietary integrated subway signaling platform to replace MNC's**

Growth Strategy
- To Capitalize on the Macro Trend

HollySys

■ Macro Trend

◆ ***Customer's Buying Behavior Change Is Enabling Our Targeted Market to Grow Exponentially***

- *Historical Purchase Mode:*
  - ➢ *Responsive product or component purchase, I&C Products are segregated for bidding*
- *New Purchase Mode:*
  - ➢ *one-stop shop: call for MAV to supply with integrated systems and solutions*
  - ➢ *Backroom service provider: for qualified vender to work with customer together to design a customized solution instead of bidding*

◆ ***Huge potential markets in the South Asia and ASEAN countries***

■ *Strategies*

◆ ***Customer-centric Approach to Grasp the Opportunities***

- *Continuously Increasing Competitiveness through improved product performance and functionality at a lower cost*
- *Under development and execution:*
  - ➢ *Supply with integrated solutions and full spectrum of related products by proliferating our proprietary systems and OEM or integrating relevant products*
  - ➢ *Promote our designing capabilities by enlarge our experts team for solutions, co-design dedicated systems for specific equipments and raise our execution and maintenance level by allocating our service centers near customers*

◆ ***Penetrate and develop these markets through the acquisition of Concord***

- *Supply Concord customers with our subway signal and SCADA systems*
- *Utilizing its sales force to enhance our market development for DCS and PLC*

Growth Strategy
-To Capitalize on the Macro Trend

Total Solution Approach Propels Hollysys to the Market Consolidator

Total Solution: Petro-chemical | Chemical | Nuclear Power | Power | Paper & Pulp | Metallurgy | Building Material | Water Treatment | Renewable Energy

Value-added Service: Product Service | Soft. Package Service | Plant Designing | Consultant Service

Value-added Soft. Package: Bridge/RMIS Production Management | HAMS Asset Managemen | OTS/SimuRTS Operation Optimization | RPO/APC Control Optimization | Remote Monitoring

Ethernet



Control Network

Process Controllers: DCS | Safety System | PLC | RTU | CCTV Server

Instrumentation and Actuators: Transmitter | Valve & Actuator | Analyzer | FGS Detector | CCTV

Plant Process: Plant Process | Plant Process

HollySys Own Brand on sale | In developing | Integrated

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(NASDAQ: HOLI)

July 2011

Contact: investors@hollysys.com

Appendix 1:
High-Speed Railway Build-out

HollySys

China is Building a High-Speed Rail Network Larger Than the Current World High-speed Rail Capacity

High Speed Railway Network



45,000 km
11,345 km
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
World(2009)
China(2015)

China High Speed Railway Market Growth (2008 – 2015)



4500
4000
3500
3000
2500
2000
1500
1000
500
0
2008
2009
2012
2015
Track 10km
MU Numbers

	2008	2009	2010	2012	2015
KM	850	2500	8358	26000	40000
MU		220		1200	4000

Appendix 2: Subway Expansion

HollySys

Urbanization and Environmental-Friendly Transportation Drives Subway Expansion in China



Beijing
Tokyo
100%
75%
50%
25%
0%
Area (sq. km)
Population (million)
Subway Length (km)
Daily Ridership (million)
Subway track coverage

	Beijing	Tokyo
Area (sq. km)	16,800	2,187
Population (million)	17.4	12.8
Subway Length (km)	200	329
Daily Ridership (million)	3.76	8.6
Subway track coverage (%)	1%	15%

China Subway Market Growth (2008-2015)



4500
4000
3500
3000
2500
2000
1500
1000
500
0
4189 km
776 km
CAGR: 27.24%
2008
2015

Source: China's Ministry of Housing and Urban-Rural Development

HollySys

China is Far Lagged Behind in Nuclear Energy Utilization And is Implementing An Ambitious Catch-Up Plan


Nuclear Electricity Generation (%)
80
60
40
20
0
76%
15%
1.3%
France
World
China

	Nuclear Electricity (GW)	Total Electricity (GW)	Nuclear Utilization (%)
World	372	2,480	15 %
France	64	84	76 %
China	9	430	1.3 %

(Source: World Nuclear Association)


China's Nuclear Market Boom
(2009-2020)
Reactor #
120
100
80
60
40
20
0
CAGR: 24.70%
11
15.7
25.6
31.7
38.7
45.7
52.7
64.7
76.7
83.7
100
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(Source: Bank of America Merrill Lynch)

Appendix 4: Industrial Automation - Proprietary Products

HollySys



Supervision
Eyes
Instrumentation
On-Site
Electronic Signal
Control
Brain
DCS
Control Room
Electronic Signal
Execution
Hands
Actuator
On-Site

Appendix 5: Railway Automation

HollySys



Centralized Control
Automatic Train Control
Train Control Center (TCC)
Locomotive (MU)
动车组
On-board Equipment (ATP)
人机接口
On-ground Simulation
Track Circuit
Balise

Appendix 6: Subway Automation - SCADA Platform

HollySys



深圳地铁一期工程EMCS+FAS+SCADA集成系统总体结构图
大 屏 幕
SCADA中央监控站
EMCS中央监控站
FAS中央监控站
大屏幕控制器
地铁主干网
100Mbps TCP/IP
车辆段降压站
车辆段牵引变电站
车辆段集成系统
SCADA
EMCS
FAS
典型车站EMCS+FAS+SCADA集成系统

中国创造　世界品质

From China with Global Standard

HollySys


Steam Generator
Turbine
Nuclear Reactor
Cooling Water
Primary Loop
(Nuclear Island)
Secondary Loop
(Conventional Island)
Transformer